Exhibit 99.1

G. WILLI-FOOD INTERNATIONAL LTD.
4 Nahal Harif Street, Northern Industrial Zone, Yavne 8122216, Israel
Tel: 972-8-9321000; Fax: 972-8-9321003

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON APRIL 3, 2019

NOTICE IS HEREBY GIVEN that on Wednesday April 3, 2019, at 4:00 p.m. (Israel time), a Special Meeting of Shareholders (the “Meeting”) of G. Willi-Food International Ltd. (the “Company”) will be held at the offices of the Company at 4 Nahal Harif Street, Northern Industrial Zone, Yavne 8122216, Israel.

The matters on the agenda of the Meeting, and a summary of the proposed resolutions is as follows:

1.	To approve the Company’s revised compensation policy for directors and officers (the “Compensation Policy”), in accordance with the requirements of the Companies Law.

2.	To approve the terms of office of Mr. Yoseph Williger and Mr. Zwi Williger in their capacity as co-Chairmen of the Board.

Shareholders may transact such other additional business as may properly come before the Meeting or any adjournment thereof.

You are cordially invited to attend the Meeting. Whether or not you intend to attend the Meeting, you are urged to promptly complete, date and execute the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Meeting and to vote your Ordinary Shares in person.

A shareholder who wishes to vote at the Meeting but who is unable to attend in person may appoint a representative to attend the Meeting and vote on such shareholder’s behalf. In order to do so, such shareholder must execute an instrument of appointment and deposit it at the offices of the Company (or its designated representative) no later than 48 hours before the time appointed for the Meeting (i.e., no later than April 1, 2019, at 4:00 p.m. Israel time).

In addition, whether or not a shareholder plans to attend, a shareholder can ensure his or her vote is represented at the Meeting by promptly completing, signing, dating and returning his or her proxy (in the form attached) in the enclosed envelope to the offices of the Company or the offices of the Company’s transfer agent no later than 48 hours prior to the Meeting (i.e., no later than April 1, 2019, at 4:00 p.m. Israel time).

The Company has fixed the close of business on February 26, 2019, as the record date (the “Record Date”) for determination of shareholders entitled to notice of, to attend and to vote at, the Meeting. Only shareholders of record at the close of business on February 26, 2019, are entitled to vote at the Meeting. Each shareholder of record is entitled to one vote for each Ordinary Share held on all matters to come before the Meeting.

The accompanying Proxy Statement contains additional information with respect to the matters on the agenda.

The complete copy of the proposal to be presented at the Meeting will be available at the Meeting as well as on each (Israeli) business day from February 21, 2019 until April 1, 2019, between the hours of 9:00 a.m. and 5:00 p.m. (Israel time), at the Company’s offices in 4 Nahal Harif Street, Northern Industrial Zone, Yavne 8122216, Israel.

By order of the Board of Directors

/s/ Yoseph Williger
Yoseph Williger
Co-Chairman of the Board of Directors	Dated: Yavne, Israel, February 21, 2019

G. WILLI-FOOD INTERNATIONAL LTD.
4 Nahal Harif Street, Northern Industrial Zone,
Yavne 8122216, Israel

PROXY STATEMENT
 ______________________________________

            This proxy statement is furnished to shareholders in connection with the solicitation by the Board of Directors (the "Board") of G. Willi-Food International Ltd. (the “Company”) of proxies to be voted at the Special Meeting (the “Meeting”) of the Company to be held on Wednesday April 3, 2019, at 4:00 p.m. (Israel time) at the offices of the Company, 4 Nahal Harif Street, Northern Industrial Zone, Yavne 8122216, Israel, and at any adjournment thereof. This proxy statement and the proxies solicited hereby will first be sent or delivered to shareholders on or about February 21, 2019.

General Information

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company (the “Board”). A form of proxy for use at the Meeting is attached. All Ordinary Shares of the Company, nominal value NIS 0.1 per share (the “Ordinary Shares”), represented at the Meeting by properly executed proxies received by the Company at its offices or the offices of the Company’s transfer agent by 4:00 p.m. (Israel time) at least 48 hours prior to the Meeting (i.e., no later than April 1, 2019, at 4:00 p.m. Israel time) and which are not revoked, will be voted at the Meeting in accordance with the instructions contained therein. If the person executing or revoking a proxy does so under a power of attorney or other authorization, including authorization by a corporation’s board of directors or shareholders, the Company must receive the original or a duly certified copy of the power of attorney or other authorization. A proxy may be revoked by a shareholder at any time prior to its use by voting in person at the Meeting or by executing a later proxy, provided that such later proxy is received within the above-referenced time period, or by submitting a written notice of revocation to the Secretary of the Company at the Company’s offices prior to the Meeting. If the proxy is signed properly by the shareholder and is not revoked, it will be voted at the Meeting. If a shareholder specifies how the proxy is to be voted, the proxy will be voted in accordance with such specification. Otherwise, subject to applicable law and stock exchange regulations, the proxy will be voted in favor of the matters described herein.

The presence of two or more shareholders in person or by proxy representing not less than 25% of the outstanding Ordinary Shares entitled to vote at the Meeting will constitute a quorum for the transaction of business at the Meeting. Under the Company’s Articles of Association, if a quorum is not present within one-half hour of the commencement time of the Meeting, the Meeting will be adjourned automatically until one week thereafter at the same time and place, or at any other time and place as the Board may designate and state in a notice to the shareholders. If, within one-half hour after the adjourned Meeting is reconvened, a quorum of two or more shareholders representing at least 25% of the outstanding Ordinary Shares entitled to vote is not present, then the Meeting shall be held with any number of participants who may discuss the matters for which the first meeting was convened.

Proxies will be solicited primarily by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefore, may solicit proxies by telephone, fax or other personal contact. Copies of solicitation materials will be furnished to banks, brokerage firms, nominees, fiduciaries and other custodians holding Ordinary Shares in their names for others to send proxy materials to and obtain proxies from the beneficial owners of such Ordinary Shares. The Company will bear the cost of soliciting proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

Vote Required for Approval

The approval of proposal 1 requires the affirmative vote of the Company’s shareholders holding at least a majority of the Company’s Ordinary Shares present, in person or by proxy, and voting on the matter, provided that such majority includes: (i) at least a majority of the shares of the voting shareholders who are not the controlling shareholder in the Company and who have no personal interest in approval of the applicable proposal (in counting the total votes of such shareholders, abstentions shall not be taken into account) or (ii) the total number of votes against the proposal among the shareholders mentioned in paragraph (i) does not exceed two percent (2%) of the aggregate voting power in the Company.

The approval of proposal 2 requires the affirmative vote of the Company’s shareholders holding at least a majority of the Company’s Ordinary Shares present, in person or by proxy, and voting on the matter, provided that such majority includes: (i) at least a majority of the shares of the voting shareholders who have no personal interest in approval of the applicable proposal (in counting the total votes of such shareholders, abstentions shall not be taken into account) or (ii) the total number of votes against the proposal among the shareholders mentioned in paragraph (i) does not exceed two percent (2%) of the aggregate voting power in the Company.

               Please note that you are required to indicate on the proxy card whether or not you are a controlling shareholder of the Company, with respect to proposal 1 or have a personal interest in the approval of proposals 1 and 2, no matter whether you vote for or against these Proposals. If you fail to notify the Company as to whether or not you are a controlling shareholder of the Company, with respect to proposal 1, or have a personal interest in the approval of proposals 1 and 2, your vote will not be counted with respect to the proposal(s) for which you failed to provide notification.

Only shareholders of record at the close of business on February 26, 2019 (the “Record Date”) are entitled to vote at the Meeting. On the date hereof, and at the close of business on the Record Date, 13,217,015 Ordinary Shares are outstanding and eligible for voting at the Meeting. Each shareholder of record is entitled to one vote for each Ordinary Share held on all matters to come before the Meeting.

The complete copy of the proposals to be presented at the Meeting will be available at the Meeting as well as on each (Israeli) business day from February 21, 2019, until April 1, 2019, between the hours of 9:00 a.m. and 5:00 p.m. (Israel time), at the Company’s offices in 4 Nahal Harif Street, Northern Industrial Zone, Yavne 8122216, Israel.

To the extent you would like to state your position with respect to any of the proposals described in this proxy statement, in addition to any right you may have under applicable law, you may do so pursuant to regulations under the Israeli Companies Law, 5759-1999 (the “Companies Law”) by delivery of a notice to the Company’s offices located at 4 Nahal Harif Street, Northern Industrial Zone, Yavne 8122216 Israel, not later than March 24, 2019. Our Board may respond to your notice no later than March 29, 2019.

2

Security Ownership of Certain Beneficial Owners

The following table sets forth, as of February 21, 2019, the number of Ordinary Shares beneficially owned by each shareholder known to the Company to own more than 5% of the Ordinary Shares and (ii) all directors and officers as a group. The information presented in the table is based on 13,217,015 Ordinary Shares outstanding as of February 21, 2019.

All of the shareholders of the Company (including Willi-Food) have the same number of votes for each Ordinary Share held. Accordingly, the major shareholder of the Company, Willi Food, does not have voting rights that are different from those of the Company’s other shareholders. The Company believes that, as of February 21, 2019, 2,739,698 Ordinary Shares (approximately 20.73% of its outstanding Ordinary Shares) were held by persons who were not officers, directors or the owners of 5% or more of the Company’s outstanding Ordinary Shares.

Name and Address	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares
Willi-Food Investments Ltd. (1)	8,200,542	62.05%
B.S.D. Crown Ltd. (2)	8,971,617	67.88%
Yoseph and Zwi Williger (3) (4)	9,187,988	69.52%
Brian Gaines (5)	1,289,329	9.76%
All directors and officers as a group	10,477,317	79.27%

(1)
Willi-Food Investments Ltd.’s ("Willi-Food") securities are traded on the Tel Aviv Stock Exchange. The principal executive offices of Willi-Food are located at 4 Nahal Harif St., Northern Industrial Zone, Yavne, 8122216 Israel.

(2)
Includes (i) 8,200,542 Ordinary Shares held by Willi-Food, and (ii) 771,075 Ordinary Shares held by B.S.D. Crown Ltd. ("BSD"). The business address of B.S.D Crown Ltd. is 7 Menachem Begin Road, Ramat-Gan, 5268102, Israel. Willi-Food is controlled by its majority shareholder, BSD, and BSD may be deemed to beneficially own all of the shares owned by Willi-Food.

(3)
Willi-Food is controlled by its majority shareholder, BSD, which directly owns 771,075 Ordinary Shares of the Company. Yoseph Williger owns through YMDHI 14.95% of BSD's outstanding shares (excluding dormant shares), and owns through YWMI 9.08%% of BSD's outstanding shares (excluding dormant shares), and collectively 24.03% of BSD's outstanding shares (excluding dormant shares) and holds the right to vote those shares.  In addition, Zwi Williger owns through ZVI&C 10.93% of BSD's outstanding shares (excluding dormant shares), and owns directly 13.74% of BSD's outstanding shares (excluding dormant shares), and collectively 24.67% of BSD's outstanding shares (excluding dormant shares) and holds the right to vote those shares, which if combined with Yoseph Williger holdings' constitutes a 48.70% holdings of B.S.D. In addition, Yoseph Williger owns directly 12,000 Ordinary shares of the Company, and Zwi Williger owns directly 204,371 ordinary shares of the Company. Accordingly, Yoseph Williger and Zwi Williger may each be deemed to beneficially own 9,187,988 Ordinary Shares (comprised of 8,200,542 Ordinary Shares held directly by Willi-Food, 771,075 Ordinary Shares held directly by BSD, 12,000 shares held directly by Yoseph Williger and 204,371 shares held by Zwi Williger), or approximately 69.52% of the outstanding Ordinary Shares. Based on a Schedule 13D filed on November 5, 2018, Joseph Williger and Zwi Williger may be deemed to constitute a "group" for purposes of Section 13(d) of the Exchange Act; however, Zwi Williger and Joseph Williger have not acted in concert in connection with the transactions described herein and have not been, nor are they currently, parties to any voting or other arrangement with respect to their holdings in BSD, and they disclaim the existence of any such group.

(4)	Based on information provided to us, all of the Company's directors and officers as a group hold 9,187,988 Ordinary Shares representing 69.52% of our total shares outstanding.
(5)
Based on a Schedule 13G filed February 7, 2019, this amount consists of 1,120,779 Ordinary Shares (representing 8.48% of our total shares outstanding) directly held by Springhouse Capital (Master), L.P. (the "Fund"), and 128,959 Ordinary Shares owned by Mr. Gaines for his own account and an additional 39,951 Ordinary Shares held by immediate family members in accounts Mr. Gaines controls, and that Mr. Gaines may be deemed to beneficially own (in total representing 1.28% of our total shares outstanding). Mr. Gaines serves as managing member of Springhouse Capital Management G.P., LLC ("Springhouse") and as a director of Springhouse Asset Management, Ltd. (the "General Partner") and, as a result, may be deemed to beneficially own shares owned by the Fund. Springhouse is the general partner of Springhouse Capital Management, L.P. ("Management") and, as a result, may be deemed to beneficially own shares owned by the Fund. Management is the investment manager of the Fund and as a result, may be deemed to beneficially own shares owned by the Fund. The General Partner is the general partner of the Fund, and, as a result, may be deemed to beneficially own shares owned by the Fund.

3

PROPOSAL NO. 1	APPROVAL OF REVISED COMPENSATION POLICY FOR THE COMPANY'S DIRECTORS AND OFFICERS

On October 17, 2017, the General Meeting of Shareholders approved the Compensation Policy for a term of three years. A convenience English translation of the Compensation Policy may be found in Appendix A of the Proxy Statement to that General Meeting, at the following link:

https://www.sec.gov/Archives/edgar/data/1030997/000117891317002641/exhibit_99-1.htm

The Companies Law requires a company to approve a compensation policy every three years. The revised Compensation Policy is attached hereto as Appendix A. At the Meeting, the shareholders will be asked to approve the Compensation Policy, which includes one amendment (see below) to the previously approved compensation policy, and which will become effective for a term of three years upon shareholder's approval.

It should be noted that the Compensation Policy does not grant rights to the Company's directors, officers or other employees but rather establishes a framework for compensation.  The actual compensation to be received by the directors, officers or other employees will be that specifically approved by the Company's organs.

Below is a description of the only amendment to the Compensation Policy (capitalized terms are defined in the Compensation Policy):

Maximum Measurable Bonus:

Proposed Revised Compensation Policy - The maximum Measurable Bonus for each of the Chairman of the Board and CEO are NIS 1.5 million (approximately $414.7 thousand).

Current Policy - The maximum Measurable Bonus for each of the Chairman of the Board and CEO are NIS 1.2 million (approximately $331.8 thousand).

Our Board of Directors, based on the recommendation of our Compensation Committee, has resolved to approve the amendment Compensation Policy.

It is proposed that at the Meeting, the following Resolution be adopted:

"RESOLVED to approve the Compensation Policy of the Company, in the form attached as Appendix A to the Proxy Statement for a period of three years as of the date of the shareholders' approval."

Approval of Proposal No. 1 requires the affirmative vote of shareholders present in person or by proxy and holding our Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such resolution, provided that one of the following shall apply: (i) the majority of the votes includes at least a majority of all the votes of shareholders that are not the controlling shareholder of the Company or who do not have a personal interest in the approval of the Compensation Policy and who are present at the Meeting; abstentions shall not be included in the total of the votes of the aforesaid shareholders; or (ii) the total of opposing votes from among the shareholders said in subsection (i) above does not exceed 2% of all the voting rights in the Company.

The Compensation Committee and the Board of Directors recommend a vote FOR Proposal No. 1.

4

PROPOSAL NO. 2	APPROVAL OF THE TERMS OF OFFICE OF MR. YOSEPH WILLIGER AND MR. ZWI WILLIGER IN THEIR CAPACITY AS CO-CHAIRMEN OF THE BOARD.

On August 17, 2017 the Board appointed Mr. Zwi Williger as Co-Chairman of the Board, along with Mr. Yoseph Williger (the "Co-Chairmen"). From June 20, 2017 when he was appointed chairman of the Board until said co-Chairman appointment, Mr. Yoseph Williger was the sole Chairman of the Board.

On August 13, 2017 and on August 17, 2017, the Company’s Compensation Committee and Board, respectively, unanimously approved the following terms of office of each of the co-Chairmen, subject to shareholders’ approval of the Compensation Policy.

At the Meeting dated October 17, 2017, the shareholders approved the Management Services Agreements with companies controlled by each of Messrs. Zwi Williger and Yoseph Williger for a period of three years, commencing as of July 1, 2017 (for Mr. Yoseph Williger) and August 13, 2017 (for Mr. Zwi Williger). (the “Management Services Agreements”).

Among the terms of the Management Services Agreements, are the following: (i) Each of the co-Chairmen serves as an active co-Chairman of the Board of Directors of the Company in a part-time position (60% of a full-time position), and is entitled to a monthly service fees of NIS 60,000 (currently approximately USD 16.6 thousand) (excluding VAT), and (ii) The maximum annual Measurable Bonus (as defined in the Compensation Policy) to be paid to a co-chairman will not exceed NIS 720 thousand (currently approximately USD 199.1 thousand).

At the Meeting, the shareholders will be asked to approve an amendment to the Management Services Agreements to provide that as of January 1, 2019  and for a period of three years : (i) Each of the co-Chairmen shall serve as an active co-Chairman of the Board of Directors of the Company in a 100% full time position, and shall entitled to a monthly service fees of NIS100,000 (currently approximately USD 27.6 thousand) (excluding VAT), and (ii) The maximum annual Measurable Bonus to be paid to a co-chairman will not exceed the amount set forth in the Compensation Policy, i.e. NIS 1.5 million (currently approximately USD 414.7 thousand) (the "Amendment").

“RESOLVED, to approve the Amendment to the Management Services Agreements of each of Mr. Yoseph Williger and Mr. Zwi Williger in their capacity as co-Chairmen of the Board commencing as of January 1, 2019.

The approval of Proposal 2 requires the affirmative vote of the Company's shareholders holding at least a majority of the Company’s Ordinary Shares present, in person or by proxy, and voting on the matter, provided that such majority includes: (i) at least a majority of the shares of the voting shareholders who do not have a personal interest in the approval of the proposal (in counting the total votes of such shareholders, abstentions shall not be taken into account) or (ii) the total number of votes against the proposal among the shareholders mentioned in paragraph (i) does not exceed two percent (2%) of the aggregate voting power in the Company.

The Compensation Committee and the Board of Directors recommend a vote FOR Proposal No. 2.

Dated: February 21, 2019

By Order of the Board of Directors
Yoseph Williger, co-Chairman of the Board of Directors

5

Appendix A

to the Proxy Statement for the Special General Meeting of the Scheduled for April 3, 2019

Compensation Policy

G. Willi-Food International Ltd.
(the "Company")

Compensation Policy for Company's Officers and Directors
(the "Compensation Policy")
Table of Contents

1.	Introduction	A - 2
2.	The Objectives of the Compensation Policy	A - 2
3.	Parameters for Examining the Compensation Policy	A - 3
4.	Fixed Components	A - 3
5.	Benefits	A - 4
6.	Cash Incentives ("Bonus")	A - 4
7.	Claw-back	A - 6
8.	Equity Based Components	A - 6
9.	Advance Notice and Retirement Terms	A - 7
10.	Ratios	A - 8
11.	Directors' Remuneration	A - 9
12.	Insurance, Exemption and Indemnification of Officers	A - 9
13.	Miscellaneous	A - 10

1.	Introduction

1.1
The objective of this document is to define and describe the Compensation Policy for the Company's officers, including members of the Board of Directors (the "Board"), as required pursuant to the Israeli Companies Law, 5759-1999 (the "Companies Law").

1.2
It is emphasized that this Compensation Policy does not grant rights to the Company's officers, and the adoption of this Compensation Policy in itself does not grant the right to any officer of the Company to receive any of the compensation components described in the Compensation Policy and does not amend existing agreements. The compensation components that each officer will be entitled to receive will be only those that are specifically approved for the officer by the Company's authorized organs, subject to the provisions of any applicable law.

1.3
If an officer should receive compensation that is less than the compensation provided in this Compensation Policy, it will not be considered a deviation or exception from this Compensation Policy, and such officer's terms of compensation will not require the approval of the Company's shareholders.

1.4
The Company may elect to appoint an additional Chairman in addition to the position of the current Chairman. In such event, unless specified otherwise in this Compensation Policy, the maximum monthly Base Salary and the maximum Bonus for each of the co-Chairmen, will not exceed the maximum amounts indicated in this Compensation Policy for the position of Chairman of the Board. In case of a co-Chairman with a less than 100% full time position, the applicable maximum monthly Base Salary and the maximum Bonus, will be calculated on a proportionate basis.

1.5
In the event the controlling shareholder will be appointed to the position of co-Chairman or officer of the Company, his compensation will be subject to specific approval by the Company's shareholders in accordance with Israeli law.

1.6
The convenience translation of New Israeli Shekels (NIS) into U.S. Dollars was made based on the exchange rate of February 20, 2019, at which USD 1.00 equaled NIS 3.617. The USD denominated data is provided solely for convenience purposes, whereby only the NIS denominated figures are binding.

2.	The Objectives of the Compensation Policy

 The purpose of the proposed Compensation Policy is to help in achieving the goals and work plans of the Company, including for the long term, by:

2.1
Creating a reasonable and appropriate set of incentives for the Company's officers while taking into consideration, inter alia, the Company's characteristics, business activity, risk management policy and work relations.

2.2
Providing the tools necessary for recruiting, motivating and retaining talented and skilled officers in the Company, who, in turn, will be able to contribute to the Company and maximize its profits in the long term.

2.3
Emphasizing performance based compensation, and tying the officers to the Company and its performance, by matching the officers' compensation to their contribution to achieving the Company's goals and maximizing its profits, from a long-term point of view and according to their position.

2.4	Creating a proper balance between the various compensation components (such as fixed versus variable components and short-term versus long-term).

2.5	Creating a more suitable balance between the different positions in the current management mechanism.

2.6
The combination of the various compensation components described in this document is intended to create a balance and appropriate ratio, according to Israeli standards, between the fixed compensation and the variable compensation so as to create a performance based compensation system that promotes the Company's goals and corresponds with its risk management policy.

3.	Parameters for Examining the Compensation Policy

The general parameters that will be considered when examining the compensation terms of each of the Company's officers are as follows:

3.1	The officer's education, skills, expertise, professional experience and achievements.

3.2	The officer's position and level of responsibility and previous employment agreements that were signed between the Company and the officer.

3.3	The officer's contribution to the Company's performance, profits and stability.

3.4	The level of responsibility borne by the officer due to his or her position in the Company.

3.5	The need of the Company to retain the officer in view of the officer's special skills, knowledge and expertise.

3.6	The existing compensation terms of other Company officers.

3.7
Either of the compensation committee and the Board may (without the obligation to do so) examine, for indication purposes, the compensation terms which are accepted in the market and relevant industry for officers in similar positions and in similar companies.

4.	Fixed Components

4.1
The gross salary (or management fees, if applicable) (excluding all benefits detailed in Article 5 below) (the "Base Salary") is intended to compensate the officer for the time and resources he or she invests in performing his or her position in the Company and for performing the ongoing duties required by his or her position.

4.2	A Base Salary may be linked to the Israeli Consumer Price index or any other applicable index or linkage mechanism.

4.3	In case of an officer with a less than 100% full time position, the applicable cap of the Base Salary will be calculated on a proportionate basis.

4.4	The monthly Base Salary of the Company's officers (excluding any linkage mechanism) will be subject to the following caps:

Position	Maximum Monthly Base Salary
Chairman of the Board	NIS 140 thousand (USD 38.7 thousand)
CEO	NIS 140 thousand (USD 38.7 thousand)
Other officers who are not directors	NIS 85 thousand (USD 23.5 thousand)

5.	Benefits

5.1	The Company's officers will be entitled to mandatory social benefits as provided under law.

5.2
In addition, each officer's compensation package may include additional benefits, such as transportation or a Company car (including grossing up the related tax), customary pension plan, customary executive insurance, health insurance, life insurance, communication & media, Israeli education fund, etc.

5.3	The officers (including contract workers) may be entitled to benefits and discounts, including employee benefit cards and other promotions and discounts regarding Company's products.

5.4	In addition to the related benefits, the officers may be entitled to a reimbursement of reasonable expenses they incur while performing their duties (such as a mobile phone, food and lodging).

6.	Cash Incentives ("Bonus")

6.1
The Company is permitted to grant a Bonus to the officers as part of their compensation package determined according to measureable quantitative criteria (the "Measureable Bonus") and qualitative criteria (the "Discretionary Bonus").

6.2	Measurable Bonus:

6.2.1	Measurable Bonus Cap:

The annual Measureable Bonus will not exceed the following caps:

Position	Maximum Annual Measureable Bonus (in respective Base Salaries)
Chairman of the Board	NIS 1.5 million (USD 414.7 thousand)
CEO	NIS 1.5 million (USD 414.7 thousand)
Other officers	NIS 400,000 (USD 110.6 thousand)

6.2.2	Precondition for Payment of Measurable Bonus

None of the Company's officers will be paid a Measurable Bonus (as set, or any part thereof, if the Company's actual annual operating profit before Bonuses is less than NIS 15 million (the "Minimum Profit").

6.2.3	The Bonus Mechanism

Payment of the Measureable Bonus to each of the Company's officers will be subject to exceeding the Minimum Profit, in which case the following Bonuses will apply (subject to the caps mentioned in section 6.2.1 above). If the Company's actual annual operating profit exceeds the Minimum Profit, the following Bonus Mechanism will apply:

•	for the initial NIS 10 million of actual operating profit before Bonuses, a Bonus of up to 2%.

•	a Bonus of up to 3% of actual operating profit before Bonuses of between NIS 10 million and NIS 15 million.

•	a Bonus of up to 4% of actual operating profit before Bonuses of between NIS 15 million and NIS 20 million.

•	a Bonus of up to 5% of actual operating profit before Bonuses exceeding NIS 20 million.

6.2.4	At the first quarter of each year, the compensation committee and the Board may elect to amend the Minimum Profit Target.

6.2.5	Individual Measureable Targets

In addition to the Measureable Bonus (as set forth in sections 6.2.2-6.2.3 above) and subject to the caps mentioned in section 6.2.1 above, the Company will be permitted to pay any officer (excluding the chairman of the board and the CEO) additional Bonus according to an individual measureable targets that will be defined in the first quarter of each year. The amount of the annual Bonus to these officers (under this section) will not exceed three (3) applicable Base Salaries. The Minimum Profit as defined in section 6.2.2 above shall not apply for bonuses under this section.

6.3	Discretionary Bonus

6.3.1
Each of the Company's officers (excluding the Chairman of the board) will be entitled to an annual Bonus to be determined by the compensation committee, while taking into consideration the officer's performance in that year.

6.3.2	Discretionary Bonus Cap

The annual Discretionary Bonus will not exceed the following caps:

Position	Maximum Annual Discretionary Bonus (in respective Base Salaries)
CEO	three (3) Base Salaries
Other officers	Three (3) Base Salaries

6.3.3	Discretionary Bonus to the CEO and other officers will be approved by the compensation committee.

6.4	Partial Entitlement for Bonus

An officer who has worked less than one full calendar year (other than in cases of dismissal under circumstances justifying the non-payment of severance pay) will be entitled to a proportionate annual Bonus according to such officer's period of employment, insofar as such officer is otherwise entitled to a Bonus.

7.	Claw-back

7.1
An officer will be required to return to the Company any surplus amounts that he or she was paid on the basis of information that was found to be incorrect and was restated in the Company's financial statements over a three year period following the date of approving the Bonus. It is clarified that any restatement due to a change in accounting policy or first time adoption of an accounting policy will not result in the Company demanding from any officer to return amounts previously paid. The above does not derogate from any mandatory claw-back requirements pursuant to any applicable law and regulations.

7.2
The compensation committee and Board are authorized, subject to any applicable law and regulations, not to seek recovery to the extent that (i) to do so would be unreasonable or impracticable; or (ii) there is low likelihood of success under governing law versus the cost and effort involved.

8.	Equity Based Components

8.1
The Company reserves the right to grant its officers, from time to time, equity based compensation, which may include any type of equity, including without limitation, any type of shares, options, restricted share units and restricted shares, share appreciation rights or other shares based awards (the "Equity Based Components"), under any existing or future equity plan (as may be adopted by the Company), and subject to any applicable law.

8.2	Equity Based Components may consist of a combination of any type of equity.

8.3
All Equity Based Components will be subject to a gradual vesting period, which will not be shorter than three (3) years from the grant date. The Board may determine a mechanism of acceleration of vesting in the event of a change in control of the Company followed by a resignation or termination of employment of the officer or the director in the 12 months after the change in control (except in the case of Termination for Cause).

"Termination for Cause" means a termination of the employment of an officer following one or more of the following: embezzlement; theft; criminal offence; act involving moral turpitude; severe disciplinary breach; breach of fiduciary duties; other fundamental breach of the officer's employment agreement; or any other event which under applicable law enables terminating an employee's employment and entirely or partially denying severance payments or prior notice redemption.

8.4	At the discretion of our Board, any Equity Based Component may also be subject to performance criteria.

8.5
When stock options are granted, the exercise price of the option will not be less than the average closing price of the Company's shares during the 30 trading days immediately preceding the date of the Board's first approval of the relevant grant.

8.6
The maximum amount of all Equity Based Components granted during the term of this Compensation Policy (and taking into consideration any cashless exercise mechanism, if applicable) will not exceed ten percent (10%) of the Company's issued and outstanding share capital.

8.7	Equity Based Components will expire, if not previously exercised, after period not to exceed ten (10) years after their grant date.

8.8	On the date of grant, the book value of the total annual Equity Based Components, valued using the same methodology utilized in the Company's financial statements, will not exceed the following caps:

Position	Maximum Annual Value
Chairman or co-Chairman of the Board	NIS 840,000
CEO	NIS 840,000
Other officers who are not directors	NIS 204,000

9.	Advance Notice and Retirement Terms

9.1	Advance Notice

9.1.1	The advance notice period will not exceed the following caps:

Position	Maximum Advance Notice Terms following a resignation of the officer	Maximum Advance Notice Terms following the dismissal of an officer
Chairman of the Board	three (3) months	four (4) months *
CEO		three (3) months
Other officers who are not directors		three (3) months

(*) In case the Chairman serves under one (1) year – the maximum advance notice will be three (3) months.

9.1.2
The Company may require an officer to continue providing services to the Company during the advance notice period. Notwithstanding the foregoing, the Company may redeem and pay in advance such advance notice period, in which case the officer will only be entitled to Base Salary and applicable benefits (as detailed in Article 5 above) with respect to such redeemed advance notice period (but for the avoidance of doubt, no Bonus with respect to such period).

9.2	Retirement Grants

With respect to each officer, the Company's Board and compensation committee may approve (either in advance or during his or her employment period) a retirement grant, provided such officer was employed by the Company for at least one (1) year, and provided such officer's termination of employment was not under circumstances justifying the non-payment of severance pay, and subject to the following caps:

Position	Maximum Retirement Grants Terms following a resignation of the officer	Maximum Retirement Grants Terms following the dismissal of the officer
Chairman of the Board	four (4) months	six (6) months
CEO	three (3) months	three (3) months
Other officers who are not directors	two (2) months	two (2) months

10.  Ratios

10.1	Ratio between the Officers' Compensation and Compensation of other Company Employees

When determining the compensation terms of the Company's officers, one of the aspects that will be examined is the ratio between the terms of service of each of the Company's officers and the average and median cost of employment of the Company's employees (including contract workers) while taking into consideration the officer's position, seniority, level of responsibility and the number of the Company's employees. In the course of preparing this Compensation Policy, the compensation committee and the Board reviewed the following ratio between the maximum compensation terms of officers under this Policy (excluding Equity Based Components) and the actual average and median cost of employment of the Company's employees (including the Company's subsidiaries) as of the date of approval of this Compensation Policy:

Position	According to the average employment cost of the Company's other employees (*)	According to the median employment cost of the Company's other employees (*)
Chairman of the Board	24	27
CEO	26	31
Other officers	14	16

The compensation committee and the Board decided that these ratios are reasonable and will not have a negative effect on work relations in the Company.

(*)The ratios listed above factor the maximal compensation available under the terms of the Compensation Policy (excluding Equity Based Components), and are not definitive, such that they are forward-looking and it is possible that the actual figures will be lower.

10.2   Ratio between the Fixed Compensation Components and the Variable Components

 The desirable ratio between the variable components and the fixed component will not exceed the following:

Position	Desirable Ratio
Chairman of the Board	125%
CEO	125%
Other officers	50%

11.	Directors' Remuneration

The Company may reward the members of the Board with an annual salary and participation fees, which shall not exceed the "maximum amount" as set forth in the Israeli Companies Regulations (Rules Regarding Compensation and expenses of an External Director), 5760-2000 (the "Compensation Regulations") and in accordance with the level of equity of the Company as defined in the Compensation Regulations (as amended from time to time).

12.	Insurance, Exemption and Indemnification of Officers

12.1	Insurance of directors and officers

12.1.1	The directors and officers will be covered by a directors' and officers' liability insurance policy, which may include including "Run Off" and "Claims Made" coverage.

12.1.2
The amount of the maximum insurance coverage purchased during the first year under this Compensation Policy will not exceed USD 15 million, and the annual insurance fee will not exceed USD 100 thousand.

12.1.3
After the first year under this Compensation Policy, the Company may renew or purchase additional insurance, with an insurance coverage and insurance fee not to exceed by more than fifty percent (50%) the coverage and fees under the previous year's insurance.

12.1.4
The directors' and officers' liability insurance will also cover the Company's CEO and officers (including directors) who are the controlling shareholder, provided that their insurance terms are identical to those of the other officers, will be in market condition and will not materially affect the Company's profitability, assets or liabilities.

12.2	Exemption and Indemnification

12.2.1	The Company may provide exemption letters and indemnification letters to its officers, in a form to be approved from time to time by the authorized organs of the Company.

12.2.2
The overall amount of the indemnification to all of the officers will not exceed a percentage of the Company's equity as specified in the Company's articles (25% on the date of approval of this Compensation Policy) according to the most recent financial statements issued before the actual date of paying the indemnification.

13.	Miscellaneous

13.1
The Company's Board, after receiving the recommendations of the compensation committee, may reduce any variable component at its discretion, as well as a cap on the exercise value of Equity Based Components not payable in cash.

13.2	The Board may elect to make adjustments to any approved Profit Target following major acquisitions, divesture, organizational changes or material change in the business environment.

13.3
The Company's compensation committee shall be entitled to approve non-material changes in the terms of office and employment of the CEO his subordinate officers, without seeking the approval of the Board, as long as the change does not lead to an increase above the salary cap set in this Compensation Policy (even if that change, in itself, is non-material).

For this purpose, non-material changes are deemed as changes not to exceed the following (compared to the original terms approved by the compensation committee and Board):

(a)	up to 15% accumulative increase of the monthly base salary for a period of three (3) years, provided that the employment terms are in accordance with the terms of the Compensation Policy;

(b)	Discretionary Bonus up to three (3) applicable Base Salaries.